Exhibit (a)(6)

From: David Gill

Sent: April 6, 2005

Subject: Effect of merger on the employee stock purchase plan and stock options

To: All employees who are participants in the CTI Molecular Imaging, Inc. Employee Stock Purchase Plan and/or who hold Stock Options issued by CTI Molecular Imaging, Inc.:

On March 18, 2005 CTI Molecular Imaging, Inc. (“CTI”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Siemens Medical Solutions USA, Inc. (“Siemens”), for the acquisition of CTI by Siemens.

On April 1, 2005 Siemens commenced a cash tender offer (the “Offer”) to acquire all outstanding shares of CTI common stock for $20.50 per share. Following the completion of the Offer, which is scheduled to conclude on April 28, 2005, each outstanding share of CTI stock will be canceled and will be converted into the right to receive a cash payment equal to $20.50.

This letter is to notify you of your rights as (i) a participant in CTI’s Employee Stock Purchase Plan (the “ESPP”), and/or (ii) a holder of stock options granted under CTI’s 1998 Restated Stock Incentive Plan and/or CTI’s 2002 Long-Term Incentive Plan (the “Option Plans”).

A.     Participation in the Employee Stock Purchase Plan

If you are currently participating in the ESPP, you will have one last opportunity to purchase shares from CTI under the plan. The current offering period under the ESPP began January 1, 2005 and would normally run until June 30, 2005. However, according to the terms of the Merger Agreement, the current offering period will be shortened and a new purchase date will be selected that will occur prior to the closing of the Merger—most likely at the end of April 2005. Until this new date occurs, payroll deductions will continue to be made and credited to your contribution account in accordance with your current election. On the final purchase date, the balance in your contribution account will be used to purchase shares of CTI common stock in accordance with the terms and conditions of the plan. Alternatively, you may notify Fidelity by phone at (800) 544-9354 or via the web at www.fidelity.com and discontinue your participation in the ESPP, in which case no additional payroll deductions will be made, and the balance in your contribution account will, at your election, be held under the plan and used to purchase shares on the final purchase date. You may also elect to withdraw from the plan, in which case the balance of your contribution account will be refunded to you. Please note that the purchase price during this final purchase period will be approximately $12.00 per share, which compares favorably to the $20.50 offered by Siemens, thus we would expect that employees will elect not withdraw from the ESPP prior to its termination.

B.     Treatment of Outstanding Stock Options

As a part of the Merger Agreement, all outstanding stock options will become vested immediately at the closing and will be cashed out at the “spread” value ($20.50 minus the grant price per your option agreement). If you hold incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”), or both (collectively, the “Options”) under either of the Plans, you have three choices.

Choice #1: Exercise Vested Options and Sell Shares Before the Merger through Fidelity

To the extent you have Options that are already vested, you may exercise such Options and sell the

Option shares prior to the Merger by executing a transaction through Fidelity no later that April 25, 2005. Please note that the CTI stock price is currently trading at about $.10 below the $20.50 price offered by Siemens, and you will receive the current market price if you choose to exercise and sell prior to the Merger. If you have vested ISO’s, you might consider exercising your ISO’s prior to the Merger, because any gain upon exercise of an ISO and the subsequent disposition of the shares in the Merger generally would not be subject to FICA withholding.

Choice #2: Exercise Vested Options Before the Merger and Hold Shares

To the extent you have Options that are already vested, you may exercise such Options prior to the Merger by contacting Fidelity by phone at (800) 544-9354 or via the web at www.fidelity.com no later than April 25, 2005, and then holding the shares. If you have vested ISOs, you might consider exercising your ISOs prior to the Merger, because any gain upon exercise of an ISO and the subsequent disposition of the shares in the Merger generally would not be subject to FICA withholding. If you elect to exercise your Options before the Merger and hold the shares, you will receive shares of CTI common stock that will be considered outstanding for purposes of the Merger. Accordingly, you will be treated in the Merger like any stockholder of CTI, which means that you will receive a payment of $20.50 for each outstanding share of CTI common stock owned. This cash payment will be deposited into your individual brokerage account at Fidelity. Once the deposit has been made, these funds will be available at your request.

Choice #3: Receive a Cash Payment for Your Options

Pursuant to the Merger Agreement, all Options that are unexercised and outstanding immediately prior to the Merger will become fully vested and will be cancelled in exchange for the right to receive a payment equal to (i) the number of shares covered by the Option, times (ii) the excess of $20.50 over the grant price of the Option, less applicable withholding taxes. This choice requires no action on your part. If you do nothing, you will automatically receive the cash payment for your Options at the time the Merger closes. This cash payment will be deposited into your individual brokerage account at Fidelity. Once the deposit has been made, these funds will be available at your request.

If You Choose to Exercise your Options

If you elect to exercise your Options before the Merger (Choice #1 or #2), please do so no later than 5:00 p.m. Eastern Standard Time, on April 25, 2005. If, instead, you elect to receive a cash payment for your Options at the time of the Merger (Choice #3), no action is required. This cash payment will be deposited into your individual brokerage account at Fidelity. Once the deposit has been made, these funds will be available at your request.

Income Taxes

The company is required to withhold income taxes on gains realized from stock option transactions. The federal income taxes will be withheld at the 25% rate used for bonuses. For those employees with large gains, this tax rate may prove too low; should you desire that a higher withholding rate be used please contact Suzanne Pickett.

This document is dated April 6, 2005 and was first mailed to Option holders on or about April 6, 2005.